Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of November 9, 2020, TE Connectivity Ltd., a Swiss corporation, had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Shares, par value CHF 0.57 per share (the “Common Shares”). The following summary includes a brief description of the Common Shares, as well as certain related additional information. Unless the context requires otherwise, references to “we,” “us,” “our” and the “Company” refer to TE Connectivity Ltd.

Share Capital

Our share capital is CHF 193,203,427.17, which is divided into 338,953,381 registered shares with a par value of CHF 0.57 each.

Authorized Share Capital

Our Articles of Association (the “Articles”) authorize our board of directors to increase share capital at any time until March 11, 2022 by an amount not exceeding CHF 96,601,713.30 through the issuance of up to 169,476,690 fully paid up registered shares with a par value of CHF 0.57 each. In an authorized capital increase, our shareholders would have preemptive rights to obtain newly issued registered shares in an amount proportional to the par value of the registered shares they already hold. Our board of directors, however, may withdraw or limit these preemptive rights in certain circumstances as set forth in our Articles and as described under “–Preemptive Rights and Advance Subscription Rights–Withdrawal or Limitation of Preemptive Rights with Respect to Authorized Share Capital.”

Conditional Share Capital

Our Articles provide that the share capital of the Company shall be increased by an amount not exceeding CHF 96,601,713.30 through the issuance of a maximum of 169,476,690 registered shares, payable in full, with a par value of CHF 0.57 each:

●	through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants or other securities issued or to be issued in national or international capital markets or new or already existing contractual obligations by or of the Company, one of its group companies or any of their respective predecessors (hereinafter the “Rights-Bearing Obligations”); and/or
●	the exercise of rights attached to Rights-Bearing Obligations granted to members of the board of directors, members of the executive management, employees, contractors, consultants or other persons providing services to the Company, group companies or a person that directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with another person.

Preemptive Rights and Advance Subscription Rights

Under the Swiss Code of Obligations (the “Swiss Code”), the prior approval of a general meeting of shareholders generally is required to authorize the issuance of registered shares or rights to subscribe for, or convert into, registered shares. In addition, shareholders have preemptive rights or advance subscription rights (which are essentially the same as preemptive rights) in relation to such registered shares or rights in proportion to the respective par values of their holdings. With the affirmative vote of shareholders holding two-thirds of the voting rights and a majority of the par value of the registered shares represented at the general meeting, shareholders may withdraw or limit the preemptive rights or advance subscription rights.

Withdrawal or Limitation of Preemptive Rights with Respect to Authorized Share Capital

Our board of directors is authorized pursuant to our Articles to withdraw or limit the preemptive rights with respect to the issuance of registered shares from authorized capital:

●	if the issue price of the new registered shares is determined by reference to the market price;
●	if the registered shares are issued in connection with the acquisition of an enterprise or business or any part of an enterprise, business or investment, the financing or refinancing of any such transactions;
●	if the registered shares are issued in connection with the financing of new investment plans;
●	if the registered shares are issued in connection with the intended broadening of the shareholder constituency in certain financial or investor markets, for the purposes of the investment of strategic partners or in connection with the listing of the registered shares on domestic or foreign stock exchanges;
●	in connection with a placement or sale of registered shares, the grant of an over-allotment option of up to 20% of the total number of registered shares in a placement or sale of registered shares to the initial purchasers or underwriters; or
●	for the participation of directors, executive officers, employees, contractors, consultants and other persons performing services for our benefit or that of our subsidiaries and affiliates.

Withdrawal or Limitation of Advance Subscription Rights with Respect to Conditional Share Capital

In connection with the issuance of Rights-Bearing Obligations convertible into or exercisable or exchangeable for our registered shares, our board of directors is authorized pursuant to our Articles to withdraw or limit the advance subscription rights of shareholders with respect to registered shares issued from our conditional share capital:

●	if the issuance is for purposes of financing or refinancing the acquisition of an enterprise, part(s) of an enterprise, investments in equity or other investments;
●	if the issuance occurs in national or international capital markets or through a private placement; or
●	for purposes of the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which our board of directors, upon consultation with an independent financial adviser, has not recommended acceptance to the shareholders.

If the advance subscription rights are withdrawn or limited:

●	the Rights-Bearing Obligations shall be issued or entered into at market conditions;
●	the Rights-Bearing Obligations may be converted, exchanged or exercised during a maximum period of 30 years from the date on which the Rights-Bearing Obligations are issued; and
●	the conversion, exchange or exercise price of the Rights-Bearing Obligations is to be set at least in line with the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued.

Preemptive and advance subscription rights are excluded with respect to issuances from our conditional share capital to directors, officers, employees and other persons providing services to any of our subsidiaries or affiliates.

Dividends and Distributions Rights

Under Swiss law, dividends may be paid only if the Company has sufficient distributable profits from the previous fiscal year, or if the corporation has freely distributable reserves, each as presented on the audited annual unconsolidated Swiss statutory balance sheet of the Company. Reserves from capital contributions (as determined for Swiss tax purposes) qualify as freely distributable reserves and may be paid out as dividends to shareholders subject to certain conditions and to the extent permissible under the Swiss Code. Payments out of the registered share capital—the aggregate par value of a company’s registered share capital—must be made by way of a capital reduction.

The affirmative vote of shareholders holding a majority of the registered shares represented at a general meeting must approve reserve reclassifications and distributions of dividends. Distributions also may take the form of a distribution of cash or property that results in a reduction of our share capital recorded in the commercial register. Such a capital reduction requires the affirmative vote of shareholders holding a majority of the registered shares represented at the general meeting. A special audit report must confirm that creditors’ claims remain fully covered by assets despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims.

Under the Swiss Code, if our general reserves amount to less than 20% of the share capital recorded in the commercial register, then at least 5% of our annual profit must be retained as general reserves. The Swiss Code permits us to accrue additional general reserves. In addition, we are required to create a special reserve on our stand-alone annual statutory balance sheet in the amount of the purchase price of registered shares that any of our subsidiaries own and this amount may not be used for dividends or subsequent repurchases.

Swiss corporations generally must maintain a separate company, unconsolidated statutory balance sheet for the purpose of determining the amounts available for the return of capital to shareholders, including by way of a distribution of dividends. Our auditor must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code and our Articles. Dividends are due and payable in accordance with the terms of the shareholders’ resolution approving the payment.

We make dividend payments to shareholders in US dollars. The reduction to our reserves in our Swiss statutory balance sheet, which is required to be made in Swiss francs, is determined based on the aggregate amount of the dividend and converted from US dollars to Swiss francs at the exchange rate in effect on the date of the relevant shareholder resolution. We are required under Swiss law to make any distributions which are in the form of a capital reduction out of registered share capital as denominated in Swiss francs.

Voting Rights

Each registered share carries one vote at a general meeting of shareholders. Pursuant to our Articles, shareholders generally pass resolutions and elect directors and auditors by the affirmative vote of an absolute majority of the registered shares represented at the general meeting of shareholders unless otherwise provided by law or our articles of association. An absolute majority means at least half plus one additional vote represented at the meeting.

With respect to the election of directors, each holder of registered shares entitled to vote at the election has the right to vote, in person or by proxy, the number of registered shares held by him or her and entitled to vote for as many persons as there are directors to be elected.

Supermajority Voting

The Swiss Code and our Articles require the affirmative vote of at least two-thirds of the share votes and a majority of the par value of the registered shares, each as represented at a general meeting, to approve the following matters:

●	change of the Company’s purpose;
●	the creation of shares with preferred voting rights;
●	the restriction on the registration of shares;
●	an authorized or conditional increase in the nominal share capital;
●	an increase in the nominal share capital through the conversion of capital surplus, through a contribution in kind, or in exchange for an acquisition of assets, or a grant of special privileges;
●	the restriction or withdrawal of preemptive or advance subscription rights;
●	a change in our place of incorporation;
●	our dissolution; and
●	a merger, demerger, conversion or other transaction as enumerated in Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets (the “Merger Act”) to the extent required by the Merger Act.

In addition, the amendment of certain provisions of our Articles requires the affirmative vote of at least two-thirds of the share votes represented and a majority of the par value of the registered shares represented, and in certain instances, the affirmative vote of 80% of the total votes of shares entitled to vote.

Rights upon Liquidation; Restrictions on Transfer

Under Swiss law, any surplus arising out of liquidation, after the settlement of all claims of all creditors, will be distributed to shareholders in proportion to the paid-up par value of registered shares held, subject to Swiss withholding tax requirements.

We have not imposed any restrictions applicable to the transfer of our registered shares.

No Redemption or Conversion

The registered shares are not convertible into shares of any other class or series or subject to redemption either by us or by the holder of the shares.

Mergers and Other Business Combinations

Our Articles require a special supermajority for any resolution of the general meeting of shareholders to engage in a business combination with an “interested shareholder” (one who acquired 15% or more of the share capital recorded in the commercial register without prior approval of the board of directors) for a period of three years following the time that such person became a 15% shareholder, subject to certain exceptions discussed below.

The supermajority required is the affirmative vote of at least two-thirds of all the shares entitled to vote which are not owned by the interested shareholder. Such a vote will not be required if:

●	the board of directors approved the business combination prior to the time the shareholder became an interested shareholder; or
●	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the voting shares outstanding (but not the outstanding voting shares owned by the interested shareholders) those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

Certain Other Provisions of Our Articles of Association

Our Articles include the following provisions, not previously discussed above, that may have an effect of delaying, deferring or preventing a change of control of the Company: (i) an advance notice procedure for shareholders to nominate directors or present other proposals at general meetings; and (ii) shareholders may act only at shareholder meetings and not by written consent.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Articles and Organizational Regulations of the Company, each of which are exhibits to our Annual Report on Form 10-K. We encourage you to read both as well as the applicable provisions of the Swiss Code.